UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Buffalo Wild Wings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

119848109
(CUSIP Number)

Richard T. McGuire III Marcato Capital Management LP Four Embarcadero Center, Suite 2100 San Francisco, CA 94111 (415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Richard M. Brand Aly El Hamamsy Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6000

September 12, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 119848109	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 119848109	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard T. McGuire III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 119848109	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
255,740

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
255,740

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
255,740

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 119848109	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,465

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,465

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,465

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 119848109	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato International Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
670,795

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
670,795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
670,795

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 119848109	SCHEDULE 13D	Page 7 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato NY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
100

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 119848109	SCHEDULE 13D	Page 8 of 11

This amendment No. 3 to Schedule 13D (this “Amendment No. 3”), amends and supplements the Schedule 13D (the “Initial 13D”) filed on July 25, 2016 (the Initial 13D and, as amended and supplemented through the date of this Amendment No. 3, collectively the “Schedule 13D”), by the Reporting Persons, relating to the Common Stock, no par value (the “Shares”), of the Issuer, a Minnesota corporation. Marcato, L.P., Marcato II, L.P., Marcato International Master Fund, Ltd. and Marcato NY LLC are collectively referred to herein as the “Funds.”  Capitalized terms not defined in this Amendment No. 3 shall have the meaning ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

CUSIP No. 119848109	SCHEDULE 13D	Page 9 of 11

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed by Marcato Capital Management LP, a Delaware limited partnership (“Marcato”), Richard T. McGuire III, a United States citizen, Marcato L.P., a Delaware limited partnership, Marcato II, L.P., a Delaware limited partnership, Marcato International Master Fund, Ltd., a Cayman Islands exempted company, and Marcato NY LLC, a New York limited liability company.  Mr. McGuire is the managing partner of Marcato, the investment manager of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd. Marcato, L.P. is the sole member of Marcato NY LLC.  Marcato, Mr. McGuire, Marcato, L.P., Marcato II, L.P., Marcato International Master Fund Ltd. and Marcato NY LLC are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement and Joinder Agreement thereto, as further described in Item 6.

(b) The principal business address for each of Marcato, Mr. McGuire, Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund Ltd. is c/o Marcato Capital Management LP, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.  The principal business address for Marcato NY LLC is c/o Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, New York, NY 10281.

(c) Mr. McGuire is the managing partner of Marcato, an entity that serves as investment adviser of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd. Each of the Reporting Persons is engaged in the business of investment.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Shares referenced in Item 5 and 6 directly owned by the Funds is approximately $135,521,275.  The Shares were purchased with the working capital of the Funds.

The 100 shares owned by Marcato NY LLC were transferred in exchange for no consideration from the account of Marcato, L.P., its sole member, on September 12, 2016.

Item 5.	Interest in Securities of the Issuer.

(a) – (e) As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 950,000 Shares (the “Marcato Shares”), constituting approximately 5.2% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 255,740 Shares, constituting approximately 1.4% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 23,465 Shares, constituting approximately 0.1% of the Shares (iv) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 670,795 Shares, constituting approximately 3.7% of the Shares and (v) Marcato NY LLC may be deemed to be the beneficial owner of 100 Shares (the “Marcato NY Shares”), constituting less than 0.01% of the Shares, each based upon 18,297,886 Shares outstanding as of July 25, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 26, 2016.

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 255,740 Shares.  Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 23,465 Shares.  Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 670,795 Shares.  Marcato NY LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato NY Shares.  Marcato, as the investment adviser of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares.  By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares. By virtue of Marcato, L.P.’s position as the sole member of Marcato NY LLC, Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato NY Shares and, therefore, Marcato, L.P. may be deemed to be the beneficial owner of the Marcato NY Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B and Exhibit E, including the transfer of the Marcato NY Shares from Marcato, L.P. to Marcato NY LLC that do not change the number of shares beneficially owned by Marcato, L.P. Those transactions were effected for the accounts of the Reporting Persons, as further specified in Exhibit B and Exhibit E. Except as set forth in Exhibit B and Exhibit E attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

The limited partners of (or investors in) each of Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd., or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

CUSIP No. 119848109	SCHEDULE 13D	Page 10 of 11

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

As reported in Exhibit E, the Reporting Persons exercised American-style call options described in the Initial 13D that were exercisable on or before December 21, 2017, and thereby acquired 900,000 Shares in the aggregate.

On September 13, 2016, Marcato NY LLC entered into a Joinder Agreement (the “Joinder Agreement”) to that certain Joint Filing Agreement, dated July 25, 2016 (the “Joint Filing Agreement”), by and among Marcato Capital Management LP, Mr. McGuire, Marcato, L.P.,  Marcato II, L.P. and Marcato International Master Fund, Ltd. A copy of the Joinder Agreement is attached hereto as Exhibit F and is incorporated herein by reference. A copy of the Joint Filing Agreement was filed as Exhibit A to the Initial 13D.

Except for the arrangements described herein or in the Initial 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangement, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement*
Exhibit B:  Schedule of Transactions in Shares*
Exhibit C:  Letter, dated August 17, 2016*
Exhibit D:  Presentation, dated August 25, 2016*
Exhibit E:  Schedule of Transactions in Shares
Exhibit F:  Joinder Agreement

*   Previously filed.

CUSIP No. 119848109	SCHEDULE 13D	Page 11 of 11

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 2016

Marcato Capital Management LP♦

By:	Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III♦
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato NY LLC

By:	Marcato, L.P., its Sole Member

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

♦
This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Exhibit E

TRANSACTIONS
Exhibit B to the Initial 13D is incorporated herein by reference.  Together with Exhibit B, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 13, 2016. Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Fund	Trade Date	Transaction	Shares Bought (Sold)	Unit Proceeds/Cost	Security
Marcato, L.P.	09/12/2016	(1)	244,976	114.00	Common Stock
Marcato II, L.P.	09/12/2016	(1)	20,197	114.00	Common Stock
Marcato International Master Fund, Ltd.	09/12/2016	(1)	634,827	114.00	Common Stock
Marcato, L.P.	09/12/2016	(2)	(100)	0.00	Common Stock
Marcato NY LLC	09/12/2016	(2)	100	0.00	Common Stock

(1)	Represents the exercise of certain call options and corresponding acquisition of underlying common stock.
(2)	Represents the transfer of Shares from Marcato, L.P. to Marcato NY LLC in exchange for no consideration.

Exhibit F

JOINDER AGREEMENT

This JOINDER AGREEMENT (this “Joinder”) is dated as of September 13, 2016 by and among Marcato Capital Management LP, a Delaware limited partnership, Richard T. McGuire III, Marcato, L.P., a Delaware limited partnership, Marcato II, L.P., a Delaware limited partnership, Marcato International Master Fund, Ltd., a Cayman Islands exempted company (collectively, the “Existing Members”), and Marcato NY LLC, a New York limited liability company (the “New Member”).

WHEREAS, the Existing Members are parties to that certain Joint Filing Agreement, dated as of July 25, 2016 (the “Agreement”), pursuant to which the Existing Members agreed to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the Existing Member’s ownership of securities of Buffalo Wild Wings, Inc.; and

WHEREAS, the New Member desires to become party to the Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements of the parties herein contained, the parties hereby agree as follows:

1.         Effective immediately, the New Member is joined as a party to the Agreement.

2.         The New Member agrees to be bound by the terms of the Agreement, the terms of which are incorporated herein and made a part hereof.

3.         This Joinder may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

Marcato Capital Management LP

By:	Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato NY LLC

By:	Marcato, L.P., its Sole Member

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person